Exhibit d2av

THE MAINSTAY FUNDS

FORM OF AMENDMENT TO THE AMENDED AND RESTATED SUBADVISORY AGREEMENT

This Form of Amendment to the Amended and Restated Subadvisory Agreement, is effective as of the 27th day of February 2015, between New York Life Investment Management LLC (the “Manager”) and MacKay Shields LLC (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to an Amended and Restated Subadvisory Agreement, dated August 1, 2008, as amended (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect revisions to the subadvisory fees with respect to MainStay Global High Income Fund, MainStay Income Builder Fund, MainStay Tax Free Bond Fund, and MainStay Unconstrained Bond Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective February 27, 2015, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	By:
Name:	Name:
Title:	Title:

MACKAY SHIELDS LLC

Attest:	By:
Name:	Name:
Title:	Title:

2

SCHEDULE A

(As of February 27, 2015)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

Fund	Annual Rate

MainStay Convertible Fund *	0.30% up to $500 million; 0.275% from $500 million to $1 billion; and 0.25% in excess of $1 billion

MainStay Global High Income Fund *	0.35% up to $500 million; and 0.325% in excess of $500 million
MainStay Government Fund *	0.25% up to $500 million; 0.2375% from $500 million to $1 billion; and 0.225% in excess of $1 billion
MainStay High Yield Corporate Bond Fund	0.30% up to $500 million; 0.275% from $500 million to $5 billion; 0.2625% from $5 billion to $7 billion; and 0.25% in excess of $7 billion
MainStay Income Builder Fund*	0.32% up to $500 million; and 0.30% from $500 million to $1 billion; and 0.2875% in excess of $1 billion**
MainStay Tax Free Bond Fund *	0.225% up to $500 million; 0.2125% from $500 million to $1 billion; and 0.20% in excess of $1 billion

MainStay Unconstrained Bond Fund *	0.30% up to $500 million; 0.275% from $500 million to $1 billion; 0.25% from $1 billion to $5 billion; and 0.2375% in excess of $5 billion

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has agreed to waive a portion of each Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, MacKay Shields, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.

**MacKay Shields manages the fixed income portion of the Income Builder Fund. The annual rate is based on the percentage of MacKay Shields’ Allocated Assets constituting the Series’ average daily net assets.